UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BIONOVA HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

09063Q-10-7

(CUSIP Number)

Howard S. Kelberg, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

(212) 530-5530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09063Q-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALEJANDRO GARZA LAGUERA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,076,839*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,076,839*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,076,839*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.6%

14.	Type of Reporting Person (See Instructions) IN

*The 18,076,839 shares of common stock, par value $.01 per share, of Bionova Holding Corporation are directly owned by Ag-Biotech Capital, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Savia, S.A. de C.V.  Mr. Alejandro Garza Laguera beneficially owns 58.23% of the shares of common stock of Savia, S.A. de C.V.  Mr. Alfonso Romo Garza is the son-in-law of Mr. Alejandro Garza Laguera and beneficially owns 9.92% of the shares of common stock of Savia, S.A. de C.V. and also serves as the Chairman of the Board, President and Chief Executive Officer of Savia, S.A. de C.V.  As a result of their family relationship and by virtue of Mr. Alfonso Romo Garza serving as the Chairman of the Board, President and Chief Executive Officer of Savia, S.A. de C.V., Mr. Alejandro Garza Laguera and Mr. Alfonso Romo Garza may be deemed to ultimately control Savia, S.A. de C.V. and Ag-Biotech Capital, LLC.

Mr. Alejandro Garza Laguera entered into a Stock Purchase Agreement dated September 30, 2003 (the “Stock Purchase Agreement”) under which he acquired beneficial ownership of 218,951,158 shares of common stock of Savia, S.A. de C.V., a corporation organized under the laws of the United Mexican States (“Savia”).  Together with shares of common stock of Savia that Mr. Alejandro Garza Laguera previously owned, such acquisition increased Mr. Alejandro Garza Laguera’s equity participation in Savia to approximately 58 percent.  Savia is the sole member (owner) of Ag-Biotech Capital, LLC, a Delaware limited liability company (“Ag-Biotech”).  Ag-Biotech owns 18,076,839 shares of common stock, par value $0.01 per share (“Bionova Common Stock”), of Bionova Holding Corporation, a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer
This statement on Schedule 13D (“Statement”) relates to shares of Bionova Common Stock. The address of the Issuer’s principal executive offices is P.O. Box 1586, Nogales, Arizona 85628-1586.
Item 2.	Identity and Background

The person filing this Statement is Mr. Alejandro Garza Laguera, a Mexican citizen.  Mr. Alejandro Garza Laguera is a business executive.  Mr. Alejandro Garza Laguera is a director of Savia.  Mr. Alejandro Garza Laguera has also served as a director of the boards of several production, financial and service companies, including Vitro, S.A. de C.V. and Cydsa, S.A. de C.V.  The principal business office of Mr. Alejandro Garza Laguera is Lomas del Valle 770, Colonia Lomas del Valle, San Pedro Garza Garcia, N.L., Mexico 66240.

During the past five years the person above has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 30, 2003, Mr. Alejandro Garza Laguera entered into the Stock Purchase Agreement, under which he increased his beneficial ownership of shares of common stock of Savia to 58.23 percent.  The information with respect to this series of transactions set forth in Item 6 is incorporated by reference into this Item 3.

Pursuant to the terms of the Stock Purchase Agreement, the consideration paid by Mr. Alejandro Garza Laguera to acquire the 218,951,158 shares of common stock of Savia is $53.7 million in cash.  Mr. Alejandro Garza Laguera used approximately $49 million of his personal resources to fund this consideration, and obtained the balance of this consideration under a personal line of credit from JP Morgan Chase.

Item 4.	Purpose of Transaction

Mr. Alejandro Garza Laguera has undertaken the transactions set forth in Item 3 and described in more detail in Item 6, which are incorporated by reference into this Item 4, for purposes of investment.

Ag-Biotech presently owns 18,076,839 shares of Bionova Common Stock and 200 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (“Bionova Preferred Stock”).  Pursuant to the terms of the Certificate of Designations of the Bionova Preferred Stock, Ag-Biotech would have the right to convert its 200 shares of Bionova Preferred Stock into 23,156,116 shares of Bionova Common Stock if the Issuer adopted and filed an amendment to its Certificate of Incorporation increasing the number of authorized shares of Bionova Common Stock to at least 70 million.  No such amendment will be made during the 60-day period following the filing of this Statement; therefore, the shares of Bionova Common Stock issuable upon conversion of the 200 shares of Bionova Preferred Stock have not been included in the number of shares of Bionova Common Stock beneficially owned by Mr. Alejandro Garza Laguera.

Except for (i) the potential future conversion of the Bionova Preferred Stock, (ii) the possible consummation of the potential going-private transaction described in Item 6, and (iii) the possible consummation of the potential future sale transactions described in Item 6, Mr. Alejandro Garza Laguera has no present plans or proposals that relate to or would result in or cause the events listed below; however, from time to time in the ordinary course of business and consistent with his fiduciary duties, Mr. Alejandro Garza Laguera may consider such plans or proposals in the future:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           a class of securities of the Issuer being delisted from a national securities exchange or ceasing  to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or
(j) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
Item 5(a)

According to the Issuer there are 23,012,753 shares of Bionova Common Stock outstanding as of January 30, 2004.  Ag-Biotech owns directly 18,076,839 shares of Bionova Common Stock and 200 shares of Bionova Preferred Stock, which represents 78.60% of the outstanding Bionova Common Stock and 100% of the outstanding Bionova Preferred Stock.

Savia does not directly own any Bionova Common Stock.  However, because Savia is the sole member (owner) of Ag-Biotech, Savia may be deemed to own beneficially the 18,076,839 shares of Bionova Common Stock held by Ag-Biotech as described above.

Mr. Alejandro Garza Laguera does not own any Bionova Common Stock.  However, as a result of his beneficial ownership of 58.23% of the shares of common stock of Savia, Mr. Alejandro Garza Laguera may be deemed to own beneficially the 18,076,839 shares of Bionova Common Stock held by Ag-Biotech as described above.

Item 5(b)

Ag-Biotech has sole voting and dispositive power with respect to the shares of Bionova Common Stock held by it.  As described above, Savia and Mr. Alejandro Garza Laguera may also be deemed to have sole voting and dispositive power with respect to such shares.

Item 5(c)

Except as set forth in this Statement, none of Ag-Biotech, Savia or Mr. Alejandro Garza Laguera has effected any transactions involving Bionova Common Stock during the 60 days prior to the date on which this Statement is being filed.

Item 5(d)

Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting person.

Item 5(e)
Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 30, 2003, Mr. Alejandro Garza Laguera entered into the Stock Purchase Agreement under which he acquired beneficial ownership of 58.23% of the shares of common stock of Savia.  Pursuant to the Stock Purchase Agreement, Mr. Alejandro Garza Laguera purchased 218,951,158 shares of common stock of Savia.  When added to the 55,065,297 shares of common stock of Savia that Mr. Alejandro Garza Laguera owned prior to such purchase, this acquisition resulted in increasing Mr. Alejandro Garza Laguera’s beneficial ownership of the shares of common stock of Savia to 58.23 percent.

Beginning in September 2003, the management of the Issuer began to discuss with representatives of Savia possible transaction structures for taking the Issuer private, including the possibility of capitalizing some or all of the approximately $78.1 million of indebtedness (as of September 30, 2003) of the Issuer to Savia under a $55,459,743.57 principal amount Promissory Note of the Issuer (the “Bionova Note”) dated December 20, 2002.  During the 60 days prior to the date on which this Statement is being filed, the Issuer and Savia have been negotiating an agreement in principle to restructure such indebtedness such that the Issuers’ stockholders (other than Savia and its affiliates) will be able to realize some value for their shares of Bionova Common Stock, which would not necessarily be available in other restructuring transactions.

The restructuring of the Issuer’s debt to Savia under the Bionova Note would involve the following steps:
• the exchange of a portion of the outstanding principal under the Bionova Note for Bionova Common Stock;
• the forgiveness by Savia of any debt of the Issuer to Savia under the Bionova Note that is not otherwise canceled in the forgoing exchange transaction; and
• a merger transaction in which Bionova stockholders not affiliated with Savia or Ag-Biotech will be “cashed-out” of their Bionova Common Stock at a price of $0.09 per share.
The reporting person intends to file an amendment to this Statement in connection with the possible consummation of the transactions described immediately above.

Additionally, management of the Issuer is in preliminary discussions with a large Mexican grower of fresh produce to sell assets of or interests in operating subsidiaries of the Issuer and, in connection with any such sale, to potentially enter into a partnership agreement with such grower.  Separately, management of the Issuer is in preliminary discussions relating to the sale of the Issuer’s Canadian subsidiary.

Item 7.	Material to Be Filed as Exhibits

The summaries of the transactions and agreements in this Statement are not intended to be complete and are qualified in their entirety by reference to the Exhibits hereto, which are incorporated by reference herein.

A. Stock Purchase Agreement dated September 30, 2003 (English translation of a Spanish document).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2004
Date
/s/ Alejandro Garza Laguera
Signature
Alejandro Garza Laguera
Name/Title